Exhibit 99.1

For Immediate Release

WEST FRASER ANNOUNCES VOTING RESULTS OF THE ANNUAL SHAREHOLDERS MEETING

VANCOUVER, B.C., April 24, 2024 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced the voting results from its Annual General Meeting held on Wednesday, April 24, 2024 in Quesnel, B.C.

Voting Results for the Election of Directors

A total of 67,961,345 Common shares and Class B Common shares were voted at the meeting, representing 83.24% of the votes attached to all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	Votes For	% of Votes in Favour	Votes Withheld	% of Votes Withheld
Hank Ketcham	62,562,698	96.60	2,202,873	3.40
Doyle N. Beneby	64,551,364	99.67	214,208	0.33
Eric L. Butler	64,660,323	99.84	105,248	0.16
Reid E. Carter	64,237,174	99.18	528,397	0.82
John N. Floren	63,918,178	98.69	847,393	1.31
Ellis Ketcham Johnson	64,305,231	99.29	460,340	0.71
Brian G. Kenning	63,481,739	98.02	1,283,832	1.98
Marian Lawson	64,575,417	99.71	190,155	0.29
Sean P. McLaren	64,743,486	99.74	169,063	0.26
Colleen M. McMorrow	64,596,509	99.74	169,063	0.26
Janice G. Rennie	63,142,140	97.49	1,623,431	2.51
Gillian D. Winckler	64,517,073	99.62	248,498	0.38

Voting Results for Other Matters

Shareholders approved the fixing the number of directors at twelve (12) by show of hands.

Shareholders approved the appointment of PricewaterhouseCoopers LLP as auditor of the Company by show of hands.

The resolution on the Company’s approach to executive compensation (Say-on-Pay) as described in the Company’s management information circular dated March 6, 2024 was also approved, with 96.82% of votes cast in favour.

Detailed voting results for the meeting are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit www.westfraser.com.

For More Information

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com